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                             Bell, Boyd & Lloyd LLC
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       70 West Madison Street, Suite 3100 - Chicago, Illinois 60602-4207
                        312.372.1121 - Fax 312.827.8000




VIA EDGAR

                                 April 25, 2005



Ms. Alison T. White
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC  20549


                             CALAMOS ADVISORS TRUST

Dear Ms. White:

     This letter responds to the comments you conveyed via e-mail on April 11, 2005, on the post-effective amendment to the registration statement filed on behalf of Calamos Advisors Trust (the "Trust") on form N-1A regarding the Calamos Growth and Income Portfolio (the "Fund"). For convenience, each of your comments is repeated below, with responses immediately following. Where revised disclosure from the post-effective amendment is included in a response, we have marked the disclosure to show changes from the original post-effective amendment filing on March 1, 2005. Those pages of the revised post-effective amendment that reflect the changes made in response to your comments are attached, and the changes are marked with the number of the comment to which the particular revision relates. We are hoping to file a post-effective amendment to the Trust's registration statement on or before April 28, 2005, so we hope to resolve any outstanding issues as quickly as possible.

PROSPECTUS

1.   BACK COVER PAGE

          COMMENT: a. Please clarify whether the Fund makes available its SAI and annual and semi-annual reports, free of charge on or through the Fund's web site. If the Fund does not make its SAI and shareholder reports available in this manner, disclose the reasons why it does not do so. See Item 1(b)(1) of Form N1-A.



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                              chicago - washington

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Ms. Alison White
April 25, 2005
Page 2


          RESPONSE: The Fund does not make available its SAI and annual and semi-annual reports on its website. We will revise the third paragraph under the heading "Statement of Additional Information" on the back cover of the prospectus to read in its entirety as follows:

               "You can get more information on Calamos Advisors LLC on its internet website at http://www.calamos.com. Because the Portfolio is sold exclusively as an underlying investment vehicle for insurance products purchased by clients of KC Life, the Portfolio's SAI and annual and semi-annual reports are not available on Calamos Advisors' website."

          COMMENT: b. Please disclose that the Public Reference Room's zip code is 20549-0102. See Item 1(b)(3) of Form N-1A.

          RESPONSE: We will make the requested revision.

2.   SHAREHOLDER FEES (FEES PAID DIRECTLY FROM YOUR INVESTMENT), PAGE 9

          COMMENT: If there are no shareholder fees, please indicate they are N/A or delete the section altogether. See Instruction (1)(c) to Item 3 of Form N1-A.

          RESPONSE: At the end of each of the four line items under the heading "Shareholder Fees (Fees Paid Directly from Your Investment)", we will insert the word "None".

3.   EXCESSIVE TRADING, PAGE 11

          COMMENT: a. If the Fund's board of directors has not adopted policies and procedures with respect to frequent purchases and redemptions, please provide a statement of the specific basis for the view of the board that it is appropriate for the Fund not to have such policies and procedures in place. Note that the fact that the Fund has a "single shareholder" does not eliminate the risk of market timing when the single shareholder is an insurance company omnibus account.

          b. If the Fund relies solely on insurance companies to impose market-timing restrictions, disclose the risks of this policy, and describe the difficulty in detecting market-timing because of the omnibus account structure. Disclose whether the Fund takes any actions to assure that the insurance companies have effective-market timing procedures in place.

          c. Disclose whether the Fund discourages or accommodates market-timing.

          RESPONSE: In response to all three comments above, on pages 11 and 12 of the prospectus, we will replace the three paragraphs under the heading "Excessive Trading" with the following three paragraphs:


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Ms. Alison White
April 25, 2005
Page 3


               "The Portfolio seeks to discourage abusive trading, which may include frequent trading or short-term trading. Abusive trading may interfere with the efficient management of the Portfolio, and may result in the Portfolio maintaining higher cash balances, utilizing a line of credit and engaging in additional Portfolio transactions. Increased Portfolio transactions and utilization of a line of credit would increase the Portfolio's operating costs and decrease its investment performance. Maintenance of high cash balances would result in lower Portfolio investment performance during periods of rising markets.

               Because of the potentially harmful effects of abusive trading, the trustees of the Portfolio have approved fair valuation pricing procedures to reduce the arbitrage opportunities in the Portfolio. The Portfolio has not implemented redemption fees or transfer limits in reliance on the abusive trading policies and procedures implemented and maintained by the sole shareholder of the Portfolio.

               The Portfolio is sold exclusively as an underlying investment vehicle for insurance products purchased by clients of the Kansas City Life Insurance Company ("KC Life"). The Portfolio is typically unable to identify clients of KC Life that are engaging in abusive trading practices because KC Life has the exclusive relationship with, and maintains the account records of, the clients directing trading activity in the Portfolio. As a result, the Portfolio's ability to monitor and discourage abusive trading practices is limited. The Portfolio monitors aggregate trades placed by KC Life separate accounts. So as to combat abusive trading, KC Life imposes surrender charges, transfer processing fees and currently monitors for twelve or more transfers within a calendar year. If inappropriate trading by a KC Life client is detected, the Portfolio may request that KC Life take action to prevent the particular client from engaging in that trading. Please refer to your KC Life contract for details about whether and how restrictions or limitations on trading activity may be applied to your account. Please refer to your KC Life product prospectus for more information about how trading activity is monitored."

4.   DISTRIBUTION ARRANGEMENTS

          COMMENT: If the Fund has adopted a plan under Rule 12b-1, please provide the information required by Items 7(b) and 14(g) of Form N-1A.

          RESPONSE: The Fund has not adopted a plan under Rule 12b-1. On page 9 of the Prospectus, the second line under the heading "Annual Portfolio Operating

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Ms. Alison White
April 25, 2005
Page 4


          Expenses (Expenses that are Deducted from Portfolio Assets)" will read as follows:

          "Distribution (12b-1) and/or Service Fees . . . . .  . . . . . . None"

5.   DISCLOSURE OF PORTFOLIO HOLDINGS, SAI PAGE 25

          COMMENT: Please identify the individuals or categories of individuals who may authorized disclosure of portfolio holdings.

          RESPONSE: We will add to the SAI the following sentence at the end of the sixth paragraph under the heading "Disclosure of Portfolio Holdings":

          "Any such disclosure must be approved in writing by an officer of the Trust, after consultation with Calamos Advisors' Legal/Compliance Department."

6.   PORTFOLIO MANAGERS, SAI PAGE 29

          COMMENT: Please provide more detail as to the criteria for determining: (1) the annual discretionary target bonus, (2) the maximum annual bonus, (3) the amounts due under the annual long-term performance incentive plan and (4) the annual equity awards under the Incentive Compensation Plan. See Item 15(b) of Form N1-A.

          RESPONSE: On page 29 of the SAI, we will revise the fifth paragraph, and add a new sixth paragraph, under the heading "Portfolio Managers" as follows:

               "As of December 31, 2004, the portfolio managers receive all of their compensation from Calamos Asset Management, Inc. The portfolio managers have each entered into employment agreements that provide for compensation in the form of a minimum annual base salary and a maximum annual discretionary target bonus. The amounts paid to portfolio managers and the criteria utilized to determine the amounts are benchmarked against industry specific data provided by third party analytical agencies. The discretionary target bonus is set at a percentage of base salary, ranging from 500% to 600% of base salary, with a maximum annual bonus opportunity of at least 150% of the target bonus. Portfolio performance, as measured by risk-adjusted portfolio performance, is utilized to determine the discretionary target bonus. Also, due to the portfolio managers' ownership and executive management positions with Calamos Advisors and its parent company, additional multiple corporate objectives are utilized to determine the discretionary target bonus. For 2004, the additional corporate objectives


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Ms. Alison White
April 25, 2005
Page 5


          were advisory fee revenue, measured by growth in revenues compared to industry percentages; marketing effectiveness, as measured by growth in assets under management relative to industry percentages; operating efficiencies, as measured by operating margin relative to industry levels; and stock price performance.

               The portfolio managers are also eligible to receive annual equity awards under a long term incentive compensation program. The target annual equity awards are set at a percentage of base salary, ranging from 250% to 300%.

7.   DISTRIBUTOR, SAI PAGE 31

     COMMENT: Disclose whether the offering is continuous. See Item 20(a)(2) of Form N-1A.

     RESPONSE: On page 31 of the SAI, we will revise the penultimate sentence of the paragraph under the heading "Distributor" to read as follows:

     "CFS has the exclusive right to distribute shares of the Portfolio and the shares are offered on a continuous basis."

8.   OTHER

     COMMENT: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     RESPONSE: We have been informed by the Fund and its management that they acknowledge and have read this comment.

                                    * * * * *

          We believe that this information responds to all of your comments. In addition, the Fund will file via EDGAR the "Tandy Letter" representations requested in your comments of April 11, 2005. Please call me to confirm the adequacy of our responses at 312/807-4341.

                                                     Very truly yours,

                                                     /s/ Kevin J. McCarthy
                                                     ---------------------
                                                     Kevin J. McCarthy

KJM:aap
Enclosures


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                        [Calamos Investments Letterhead]



                                 April 21, 2005


BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Ladies and Gentlemen:

                             Calamos Advisors Trust
                       1933 Act Registration No. 333-72511
                       1940 Act Registration No. 811-09237

     On behalf of the Calamos Advisors Trust (the "Trust"), we hereby make the following representations:

     (i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the "Commission");

     (ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust's filings; and

     (iii) The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                            CALAMOS ADVISORS TRUST



                                            By:  /s/ James S. Hamman, Jr.
                                                 ------------------------
                                            Name:  James S. Hamman, Jr.
                                            Title: Secretary